Exhibit 99.1

Q1|2015

•	Satisfactory operational EBIT of NOK 932 million
•	Challenging market conditions in Americas
•	Convertible bond converted to share capital
•	Quarterly dividend of NOK 1.30 per share

Q1|2015

HIGHLIGHTS – FIRST QUARTER 2015

●	Satisfactory operational EBIT given reduced market prices and high biological costs in the quarter.
●	Positive contribution from sales contracts in the quarter.
●	Strong operational EBIT in Norway.
●	Challenging quarter in Scotland due to previously announced biological costs for the harvested generation.
●	Satisfactory result in Canada given the challenging market conditions in Americas.
●	Improvements in Consumer Products year on year, but still not satisfactory earnings.
●	Harvest volume in line with fourth quarter guidance.
●	Cash flow impacted by working capital build-up related to Easter.
●	MH Feed negatively impacted by low season and third party feed purchase commitments.
●	11 new sites in Norway were Aquaculture Stewardship Council (ASC) certified during the quarter.
●	Net cash flow per share of NOK -0.37 and underlying earnings per share of NOK 1.32.
●	Return on capital employed (ROCE) 17.6%.
●	Net interest-bearing debt (NIBD) of NOK 7 518 million. EUR 348 million of the EUR 350 million convertible bond was converted to share capital with an effect on NIBD of NOK 2 369 million.
●	A quarterly dividend of NOK 1.30 will be paid out to the shareholders as a repayment of paid in dividend.
●	MH Chile, inclusive USA, is reported as discontinued operations as of January 1, 2015. Comparable figures in Statements of Comprehensive Income and Cash Flow have been reclassified.

Main figures	Q1. 15	Q1. 14	2014
Unaudited NOK million		Reclassified	Reclassified
Operational revenue	5 652	5 241	22 847
Operational EBITDA 1)	1 178	1,169	4 796
Operational EBIT 1)	932	970	3 938
EBIT	319	810	3 544
Net financial items	247	25	-2 136
Profit or loss for the period	387	766	940
Cash flow from operations	669	1 133	3 408
Total assets	36 130	32 834	36 974
NIBD	7 518	7 511	9 268
EPS (NOK)	0.94	1.87	6.66
Underlying EPS (NOK) 2)	1.33	1.78	7.01
Net cash flow per share (NOK) 3)	-0.37	1.76	6.65
Dividend declared and paid per share	1.20	1.20	8.30
ROCE 4)	17.6%	19.2%	18.7%
Equity ratio	50.9%	49.9%	39.8%
Harvest volume (gutted weight tons, salmon)	83 409	74 502	351 369
Operational EBIT - NOK per kg 5)
Totall Group 6)	11.17	13.01	11.21
Norway	12.87	12.83	11.81
Scotland	2.70	12.66	9.63
Canada	4.90	18.42	9.41

1)
Excluding change in unrealised gains/losses from salmon derivatives, net fair value adjustment on biomass, onerous contracts provision, income from associated companies, restructuring costs, impairment losses of fixed assets/intangibles and other non-operational items.

2)	Underlying EPS: Operational EBIT adjusted for accrued payable interest, with estimated weighted tax rate – per share. (Included Discontinued operations in Chile)
3)	Net cash flow per share: Cash flow from operations and investments, net financial items paid and realized currency effects – per share. . (Included Discontinued operations in Chile)
4)
ROCE: Annualised return on average capital employed based on EBIT excluding net fair value adjustment on biomass, onerous contracts provisions and other non-operational items /Average NIBD + Equity, excluding fair value adjustment of biomass, onerous contracts provisions and net assets held for sale, unless there are material transactions in the period. (Excluded Discontinued operations in Chile)

5)	Operational EBIT per kg including allocated margin from Sales and Marketing (from own salmon).
6)	Total including Sterling White Halibut, Feed and Holding Companies.

Q1|2015

PROFIT - FINANCIAL RESULTS IN THE QUARTER

The Group’s profit hinge on its ability to provide customer value from healthy, tasty and nutritious seafood, farmed both cost effectively and in an environmentally sustainable way that maintains a good aquatic environment and respects the needs of the wider society.

(Figures in parenthesis refer to the same quarter in 2014.)
	Q1. 15	Q1. 14
NOK million		Reclass.
Operational EBIT	932	970
Change in unrealized margin feed	11	0
Change in unrealized salmon derivatives	-48	3
Net fair value adjustment on biomass	- 673	-264
Onerous contracts provision	84	87
Restructuring costs	1	0
Income from associated companies	12	14
Impairment losses of fixed assets	1	0
EBIT	319	810

Operational EBIT amounted to NOK 932 million in the quarter (NOK 970 million). The contribution from Feed was 19 million (-16 million), and from Farming NOK 808 million (NOK 1 090 million). Sales and Marketing contributed with NOK 108 million (NOK 85 million) from MH Markets and NOK -2 million (NOK -63 million) from Consumer Products.

Operational EBIT in the period was affected by exceptional items in the amount of NOK 117 million, which relates to sea lice mitigation costs and extraordinary mortality. Refer to Note 6 to the interim financial statements for further details.

Earnings before financial items and taxes EBIT was NOK 319 million (NOK 810 million), after a significant decrease in the fair value for biological assets, due to lower prices and reduced volume in sea.

Financial items
	Q1. 15	Q1. 14
NOK million		Reclass.
Interest expenses	- 137	- 127
Net currency effects	436	17
Other financial items	- 52	137
Net financial items	247	27

Cash flow and NIBD
	Q1. 15	Q1. 14
NOK million		Reclass.
NIBD beginning of period	-9 268	-7 791
Operational EBITDA	1 178	1 169
Change in working capital	- 341	184
Taxes paid	- 116	- 91
Other adjustments	- 52	-128
Cash flow from operations	669	1 133
Net Capex	- 435	- 349
Other investments	9	2
Cash flow to investments	- 426	- 347
Net interest and financial items paid	- 104	- 86
Bonds converted to equity	2 369	0
Other items	- 108	- 42
Dividend / return of paid in capital	- 492	-510
Translation effect on interest-bearing debt	87	98
Cash from discontinued operations	- 245	34
NIBD end of period	-7 518	-7 511

Q1|2015

Cash flow from operations amounted to NOK 669 million (NOK 1 133 million).

Net Capex was NOK 435 million (NOK 349 million), including gross investments of NOK 225 million in MH Norway.

EUR 348 million of the EUR 350 million convertible bond was converted into share capital, with an incentive payment for early conversion.

Quarterly dividend of NOK 492 million was distributed as return of paid in capital (NOK 510 million).

Chile is reported as discontinued operations from the first quarter of 2015. Comparable figures for 2014 have been reclassified.

GUIDING PRINCIPLE	AMBITION	2015 ACHIEVEMENT
Profitability	ROCE of at least 12% over a cycle (4-5 years)	Q1: 17.6%
Solidity	NIBD target: EUR 950 million Farming NIBD / kg EUR 1.8	31.3.15: EUR 866 million Farming NIBD / kg EUR 1.6

PROFIT - OPERATIONAL PERFORMANCE AND ANALYTICAL DATA

	MH Fish Feed		MH Farming		MH Sales and Marketing				MH Other		Discont. operat. reclass.	MH Group 1)
					MH Markets		MH Consumer Products						Reclass
NOK million	Q1. 15	Q1. 14	Q1. 15	Q1. 14	Q1. 15	Q1. 14	Q1. 15	Q1. 14	Q1. 15	Q1. 14	Q1.14	Q1. 15	Q1. 14
External revenue	1	0	64	104	3 285	3 717	2 284	2 031	17	16	- 627	5 652	5 241
Internal revenue	392	0	3 312	3 657	699	663	76	74	85	68	0	0	0
Operational revenue	392	0	3 377	3 761	3 984	4 380	2 361	2 105	101	84	- 627	5 652	5 241
Operational EBIT	19	- 16	808	1 090	108	85	- 2	- 63	- 1	- 5	- 121	932	970
Change in unrealized margin	0	0	0	0	0	0	0	0	11	0	0	11	0
Change in unrealized salmon derivatives	0	0	20	0	0	0	- 20	0	- 48	3	0	- 48	3
Net fair value adjustment of biomass, onerous contracts provision	0	0	- 587	- 125	0	0	0	0	- 3	4	- 56	- 589	- 177
Restucturing costs	0	0	1	0	0	0	0	0	0	0	0	1	0
Income from associated companies	0	0	12	14	0	0	0	0	0	0	0	12	14
Impairment losses - fixed assets	0	0	0	0	0	0	1	0	0	0	0	1	0
EBIT	19	- 16	255	978	108	85	- 21	- 63	- 41	2	- 176	319	810
Operational EBIT %	4.8%	na	23.9%	29.0%	2.7%	1.9%	-0.1%	-3.0%	na	na	na	16.5%	18.5%

1)	MH Group adjusted for eliminations.

Marine Harvest follows the overall value creation of the operations based on the salmon’s source of origin. For this reason Operational EBIT related to own salmon in MH Markets, MH VAP Europe and Morpol is allocated back to country of origin. The table below and upcoming performance review provide information along this line.
Other entities reported Operational EBIT of NOK -1 million in the quarter (NOK -5 million). The currency effects of foreign currency contract sales towards NOK is recognized as income/cost of NOK 58 million in Marine Harvest ASA and Marine Harvest Norway respectively (NOK  42 million).

Q1|2015

	SOURCES OF ORIGIN
NOK million	Norway	Scotland	Canada	Ireland	Faroes	Other 1)	MH Group

OPERATIONAL EBIT
MH FARMING	757	6	47	- 1	- 1		808

MH SALES AND MARKETING
MH Markets	86	13	4	0	- 1	6	108
MH Consumer Products	- 4	0	0	0	0	2	- 2
SUBTOTAL	839	19	51	0	- 2	8	914

MH Feed						19	19
Other entities 2)						-1	- 1

TOTAL	839	19	51	0	- 2	25	932

Harvest volume (gutted weight tons, salmon)	65 203	7 112	10 478	616	0		83 409

Operational EBIT per kg (NOK) 3) - total Group	12.87	2.70	4.90	-0.76	na		11.17
- of which MH Markets	1.32	1.84	0.41	0.00	na		1.30
- of which MH Consumer Products	-0.06	-0.02	0.00	0.07	na		-0.02

ANALYTICAL DATA
Price achievement/reference price (%) 4)	100%	111%	98%		0%		101%
Contract coverage (%)	33%	68%	0%	95%	0%		33%
Quality - superior share (%)	92%	90%	86%	92%	0%		91%
Exceptional items (NOK million) 5)	-113	-4	0	0	0		-117
Exceptional items per kg (NOK) 5)	-1.73	-0.61	0.00	0.00	0.00		-1.41

GUIDANCE
Q2 2015 harvest volume (gutted weight tons)	65 000	13 000	12 000	2 000	0		92 000
2015 harvest volume (gutted weight tons)	266 000	56 000	41 000	9 000	2 000		374 000
Q2 2015 contract share (%)	32%	40%	0%	0%	0%		28%

1)	Operational EBIT arising from non salmon speices and 3rd party salmon not allocated to source of origin
2)	Sterling White Halibut, Headquarter and Holding companies
3)	Including Sterling White Halibut, MH Feed, Headquarter and Holding companies
4)	MH Sales and Marketing Price achievement
5)	Exceptional items impacting operational EBIT

MARKET OVERVIEW

Industry
Despite a moderate supply increase of 4.5%, market prices for Atlantic Salmon continued to be under pressure in the first quarter. US prices remained at a low historic level in the quarter due to the very strong supply increase from Chile in the recent years. Prices in Europe were at a higher absolute level, but remained impacted by the reduced demand from Russia.  Large currency movements also changed relative competitiveness across the main currency regions.

Global harvest of Atlantic salmon amounted to 477 000 tons in the first quarter, an increase of 4.5% compared to same quarter of 2014.

Supply	Q1 2015	Change vs	12 month	Q4 2014
	tons GW	Q1 2014	change	tons GW
Norway	258,600	9.6%	6.7%	300,700
Chile	128,500	-4.7%	16.0%	138,200
Scotland	32,600	-2.4%	4.4%	37,200
North America	28,800	28.6%	3.2%	31,500
Faroe Islands	12,200	-23.8%	7.9%	22,700
Other	16,200	17.4%	15.7%	17,100
Total	476,900	4.5%	8.8%	547,400

Volumes from Norway increased by 10% compared to the first quarter of 2014. This was somewhat more than expected due to better than normal growth conditions and opportunistic harvesting around Easter.

Q1|2015

Volumes from Chile decreased by 5% compared to the first quarter of 2014. The contraction comes after several years of very high organic growth rates. Many players are experiencing biological and financial challenges. The underlying biological situation in the region remains concerning, and underlying improvements are required to meet sustainability metrics.

Scotland was down 2% compared to the same period last year. This reduction was mainly ascribed to biological issues in the previous quarters for several of the industry players. Production in North America has been ramped back up to historic levels after a period of biological issues, resulting in to a 29% growth in the quarter. The contraction in the Faroes is driven by a variable harvest pattern and opportunistic harvesting in the fourth quarter of  2014 to meet Russian demand.

Reference prices	Q1 2015	Change vs	Q1 2015	Change vs
	NOK	Q1 2014	market 4)	Q1 2014
Norway 1)	40.72	-13.9%	EUR 4.66	-17.7%
Chile 2)	64.79	5.2%	USD 8.35	-17.3%
North America 3)	41.27	-17.8%	USD 5.32	-35.4%
1)	Average superior price per kg gutted weight (FCA OSLO)
2)	Average C trim per kg (Urner Barry Miami 2-3 pound), equal to NOK 42.1 and USD 5.4 per kg gutted weight
3)	Average superior price per kg gutted weight (Urner Barry Seattle 10-12 pound)
4)	Market price in local currency

In the currencies of the market, prices fell by 18% in Europe and by 17% and 35% in Miami and Seattle respectively. Due to the weakening of the NOK, prices fell to a lesser extent in Marine Harvest’s reporting currency.

Market	Q1 2015	Change vs	12 month
distribution	tons GW	Q1 2014	change
EU	219,600	17.2%	12.7%
US	92,700	6.7%	6.4%
Brazil	26,000	15.0%	4.7%
China / Hong Kong	16,900	7.6%	34.9%
Russia	16,600	-42.4%	-15.0%
Japan	12,600	2.4%	14.1%
Other	99,900	16.2%	11.6%
Total	484,300	10.1%	9.8%

Change in consumption increased by about 10% in the first quarter compared to the same quarter last year. The growth was higher than growth in harvest volumes due to inventory build-up in the first quarter of  2014 and inventory release in the first quarter of 2015 in Chile.

Consumption in the EU grew by more than 17% in the quarter. The demand was generally strong, and further stimulated by the lowered prices caused by the reduced demand from Russia. The French market performed slightly better on fresh products after several quarters of low demand.

Consumption in the US increased by 7% compared to the first quarter of 2014. The increases are driven by a combination of attractive prices and the introduction of more sophisticated and accessible products in retail. US consumers are also having an increased awareness of the product’s health benefits. The ongoing development of introducing more sophisticated products is expected to further enforce this trend.

Consumption in Russia was down 12 000 tons compared to the first quarter of 2014. These volumes were mainly redirected to Europe. The reduction was equivalent to about 3.5% of global demand. The market impact from the issues in Russia is expected to be reduced in coming periods, as the markets adjust logistics and marketing to the new circumstances.

Brazil continued to perform well in the quarter, with a growth of 15%. Consumption however dropped in March due to the weakening of the Brazilian Real. China performed well with a growth of 8%.

Source: Kontali

Q1|2015
Marine Harvest
Figures including discontinued operations for Geographic market presence, Sales by product and Branding. Price Achievement only including continued operations.

Geographic market presence
Total salmon revenues in the first quarter were distributed as indicated in the graph. Europe is by far the largest market for Marine Harvest’s salmon with 71% of the total revenues (69%). As a result of the ban on import of salmon from most European production countries, and no Faroese volume available for harvest, there were no sales to Russia in the first quarter of 2015 (3%).

Sales by product
The Group’s main specie is Atlantic salmon. The sales revenue distribution across products was as follows in the first quarter:

The main product, fresh whole salmon, represented 44% of total sales revenues (51%), while smoked and value added salmon products (fresh and frozen total) accounted for 46% (40%). The most significant change from 2014 to 2015 has been a shift from Fresh whole salmon, towards Fresh elaborated salmon products. With the exception of the Russian market, and to some extent the American and French markets, the demand for salmon was relatively strong.

Branding and product development efforts
In the first quarter we continued our effort to further develop existing brands. Our premium brand, Mowi, continued the positive development in the Asian market, with a volume growth of 18% compared to the fourth quarter of 2014. The customer base is growing and there is good interest for the product.  Sales of Rebel Fish in the US market are growing and in March we started advertising campaigns on the US West Coast. New stores have been added and we continue to provide samples at community events.

In Consumer Products we have recently introduced several new products; some of them were nominated for Seafood Prix d’Elite under the European Seafood Exhibition in Brussels in April and we won a special price for health and nutrition with our Duo Norvégien au Four.

Price achievement
Strong supply growth contributed to low prices in North America in the first quarter, while prices in the European market held up well despite increased supply. Our contract contribution was positive in the first quarter of 2015, compared to negative in the same period in 2014. Our contract share based on harvested volume was 33% in the quarter. The superior share of our harvested salmon was 91%, an increase compared to the first quarter of 2014 (89%).

Q1|2015

* Price achievement to the four farming units, Norway, Scotland, Canada, and Faroes.

The combined global price achieved was 1% above the reference price in the period compared to 5% below the reference price in the first quarter of 2014 due to better spot price achievement, improved quality and a more favorable contract portfolio. The contract shares ranged from 0% for Canadian salmon to 68% for Scottish salmon.

MH Markets
Q1 2015	Norwegian	Scottish	Canadian
Contract share	33%	68%	0%
Quality - superior share	92%	90%	86%
Price achievement	100%	111%	98%

The average price achievement is measured vs reference prices in all markets (NASDAQ for Norwegian and Faroese salmon, derived NASDAQ (NASDAQ+ NOK 1.74 in the quarter) for Scottish salmon, and Urner Barry for Canadian salmon). The ambition over time is to exceed the relevant reference price in all markets. The price achievement in the period was above the reference price for salmon of all origins except Canadian.

Q1|2015

PROFIT - OPERATIONAL PERFORMANCE

Salmon of Norwegian origin
	Q1 2015	Q1 2014
NOK million		Reclassified

Operational EBIT	839	707

Harvest volume	65 203	55 107

Operational EBIT per kg	12.87	12.83
- of which MH Markets	1.32	0.60
- of which MH Consumer Products	-0.06	-0.84

Exceptional items incl in op. EBIT	-113	-75
Exceptional items per kg	-1.73	-1.36

Price achievement/reference price	100%	92%
Contract coverage	33%	40%
Superior share	92%	91%

Operational EBIT per kg
Operational EBIT in the first quarter amounted to NOK 839 million (NOK 707 million), which was NOK 12.87 per kg (NOK 12.83). The profitability in the four Norwegian regions shows variation, with Region West reporting the best result in the first quarter. Compared to the first quarter of 2014, a more favorable contract portfolio, slightly improved quality and improved contribution from Markets and Consumer Products compensated for the reduction in the reference price. There were significant costs related to lice mitigation recognized in the period.

Price and volume development
The reference price for Salmon of Norwegian origin increased compared to the fourth quarter due to strong demand in Europe, combined with moderate supply growth. Compared to the first quarter of 2014, the reference price has been significantly reduced. The average reference price in the quarter was NOK 40.72 per kg compared to NOK 47.31 per kg in the first quarter of 2014 respectively. The volume available for harvest remained high in the period due to increased stocking in 2013 and favorable sea water temperatures resulting in accelerated growth. Marine Harvest had a contract share of 33% for salmon of Norwegian origin in the first quarter (40%). The overall price achieved was equal to the reference price. The superior share was 92% (91%).

Harvested volume in the first quarter was 65 203 tons gutted weight (55 107 tons gutted weight).

Costs and operations
The biological cost of harvested fish increased by 2% compared to the first quarter of 2014. The cost of feed per kg harvested was up by 3% compared the corresponding period last year as a result of increased feed prices.

As in previous periods, sea lice mitigation costs have been high for the harvested generation. The higher sea temperatures have resulted in a challenging sea lice situation (more treatments and significant treatment losses). The health cost per kg harvested was 53% higher in the first quarter of 2015 than in the corresponding period in 2014, while the estimated exceptional cost related to sea lice mitigation amounted to NOK 108 million (NOK 62 million).  Quarterly and year to date exceptional sea lice mitigation costs were NOK 1.65 per kg harvested (NOK 1.12).

Non-seawater costs were down by 7% compared to the same period in 2014, due to increased volume (scale effects). Exceptional mortality losses amounting to NOK 14 million were recognized in the quarter, of which NOK 8 million is included in the cost of lice mitigation above. Losses from exceptional mortality in the first quarter of 2014 were NOK 13 million.

Q1|2015

There has been no exceptional mortality related to Amoebic Gill Disease (AGD) in 2015. AGD mitigation efforts have resulted in increased cost for salmon harvested in 2015. The health team and seawater production department are well prepared and take immediate action when needed.

Salmon of Norwegian origin by region
Regions	South	West	Mid	North	Total
NOK million	Q1 2015	Q1 2015	Q1 2015	Q1 2015	Q1 2015

Operational EBIT	168	294	194	183	839

Harvest volume	13 868	19 647	16 827	14 862	65 203

Operational EBIT per kg	12.11	14.95	11.53	12.33	12.87

Superior share	93%	93%	88%	93%	92%

NOK million	Q1 2014	Q1 2014	Q1 2014	Q1 2014	Q1 2014
	Reclassified

Operational EBIT	169	277	126	135	707

Harvest volume	12 315	17 310	11 596	13 885	55 107

Operational EBIT per kg	13.73	15.98	10.85	9.72	12.83

Superior share	91%	95%	92%	88%	91%

Region South
•	Operational EBIT was NOK 168 million in the quarter (NOK 169 million), or NOK 12.11 per kg (NOK 13.73).
•	The cost per kg harvested fish was high in the quarter due to high lice mitigation and feed costs. The feed cost was affected by higher feed prices and higher feed conversion rates.
•	Volume harvested was 13 868 tons gutted weight (12 315 tons). The volume increase contributed to reduced non-seawater cost per kg (scale effects).
•	CMS caused exceptional mortality in the net amount of NOK 3 million in the first quarter.
•	Good growth at sea due to seawater temperatures above normal in the period.
•	Two additional sites, with harvest capacity of 7 500 tons gutted weight, were ASC certified in the first quarter.

Region West
•
The best performing region in the first quarter measured in Operational EBIT and Operational EBIT per kg. Operational EBIT was NOK 294 million in the period (NOK 277 million), or NOK 14.95 per kg (NOK 15.98).

•	The cost per kg harvested fish has increased due to increasing feed and lice mitigation costs.
•	Volume harvested was 19 647 tons gutted weight (17 310 tons). The volume increase contributed to reduced non-seawater cost per kg (scale effects).
•	The region is facing increasing sealice challenges. Losses during lice treatment in the amount of NOK 5 million were recognized in the period. Good results from use of cleaner fish in some areas.
•	No additional sites were ASC certified in the first quarter, but three sites have recently been audited and are currently under assessment for certification.

Region Mid
•	Operational EBIT was NOK 194 million in the quarter (NOK 126 million), or NOK 11.53 per kg (NOK 10.85).
•	The cost per kg harvested fish was high in the quarter due to high lice mitigation costs and increasing feed costs.
•	Volume harvested was 16 827 tons gutted weight (11 596 tons). The volume increase contributed to reduced non-seawater cost per kg (scale effects).

Q1|2015

•	The sealice situation remains a challenge and the number of lice per fish was higher at the end of the first quarter of 2015 than at the same time in 2014.
•	A wellboat accident resulted in severe damage to one farm, 12 834 escaped fish and exceptional mortality in the amount of NOK 1 million in the period.
•	Good growth at sea due to seawater temperatures above normal in the period.
•	Four additional sites, with harvest capacity of 25 600 tons gutted weight, were ASC certified in the first quarter.

Region North
•	Operational EBIT was NOK 183 million (NOK 135 million), or NOK 12.33 per kg (NOK 9.72).
•	The cost per kg harvested fish has increased due to increasing feed and lice mitigation costs.
•	Volume harvested was 14 862 tons gutted weight (13 885 tons). The volume increase contributed to reduced non-seawater cost per kg (scale effects).
•
The sealice pressure in parts of the region is high. Testing of non-medicinal tools for removal of sea lice continues. Lice treatment losses resulted in recognition of exceptional mortality in the amount of NOK 4 million in the period.

•	Good growth at sea due to seawater temperatures above normal in the period.
•	Five additional sites, with harvest capacity of 23 419 tons gutted weight, were ASC certified in the first quarter.

Salmon of Scottish origin
	Q1 2015	Q1 2014
NOK million		Reclassified

Operational EBIT	19	132

Harvest volume	7 112	10 468

Operational EBIT per kg	2.70	12.66
- of which MH Markets	1.84	2.67
- of which MH Consumer Products	-0.02	-0.28

Exceptional items incl in op. EBIT	- 4	0
Exceptional items per kg	-0.61	0.00

Price achievement/reference price	111%	93%
Contract coverage	68%	64%
Superior share	90%	95%

Operational EBIT per kg
Operational EBIT for salmon of Scottish origin amounted to NOK 19 million in the first quarter (NOK 132 million), which was NOK 2.70 per kg (NOK 12.66). The poor margin is mainly a result of the biological challenges experienced in the fourth quarter of 2014 for the generation currently being harvested and low volume available for harvest.

Price and volume development
The reference price in local currency was down by approximately 30% in the quarter compared to the first quarter of 2014 due to increased competition from Norwegian salmon as a result of the strengthening of the GBP towards the NOK. The price achievement in the spot market was also lower than in the same period last year due to low prices achieved for small fish. The contract contribution was favourable in the first quarter of 2015, compared to negative in 2014. The contract share was 68% in the quarter, compared to 64% last year. The superior share was 90% in the first quarter (95%). As a result of the above, the overall price achievement compared to the reference price was significantly better than in the first quarter of 2014, but the absolute price achieved was still 15% below the price achieved in the first quarter last year mainly due to the reduction in the reference price in local currency.

The first quarter harvest volume was 7 112 tons gutted weight which is significantly down from the corresponding period in 2014 (10 468 tons). As reported in our fourth quarter 2014 report, we experienced significant mortality losses in the current harvest generation in the second half of 2014. This is the reason for the significant reduction in the harvest volume compared to last year.

Q1|2015

Costs and operations
The biological challenges and mortality in the harvested generation, contributed to a 6% increase in biological costs compared to the first quarter of 2014 for salmon harvested in the period. The feed cost has been reduced due to improved feed conversion rates. The cost of health and other treatment related costs have increased compared to last year due to preventive AGD and lice treatment and mitigation costs. Other sea water costs were also affected by low average harvest weights and the cost increase compared to the first quarter of 2014 was 23%.

Non-seawater costs have increased compared to the first quarter of 2014, due to mortality and low volume (negative scale effects). Exceptional mortality in the amount of NOK 4 million due to gill disease and lice treatments was recognized in the period (none in 2014).

As we harvested out the sites with challenges, we have seen better survival rates and growth, but the challenging second half of 2014 will also result in high cost and low volume harvested in the second quarter of 2015, until we start harvesting from the next generation.

Salmon of Canadian origin
	Q1 2015	Q1 2014
NOK million		Reclassified

Operational EBIT	51	117

Harvest volume	10 478	6 368

Operational EBIT per kg	4.90	18.42
- of which MH Markets	0.41	0.83
- of which MH Consumer Products	0.00	0.00

Exceptional items incl in op. EBIT	0	0
Exceptional items per kg	0.00	0.00

Price achievement/reference price	98%	98%
Contract coverage	0%	0%
Superior share	86%	76%

Operational EBIT per kg
Operational EBIT amounted to NOK 51 million in the first quarter (NOK 117 million), which was NOK 4.90 per kg (NOK 18.42). The reduction in profitability is due to a significant reduction in the reference price compared to the first quarter of 2014. The cost per kg harvested has been reduced from 2014 due to increased harvest volume (scale effects).

Price and volume development
The market for fresh whole Canadian salmon remained challenging in the period mainly due to a significant increase in the supply of salmon of North American origin. After a dip in supply in 2013 and the first half of 2014, the supply of North American salmon started to increase in the third quarter of 2014. In the first quarter the increase was almost 30% compared to 2014. As a result the price of North American salmon continued the downward trend and ended the quarter at USD 2.35 per lb gutted weight (Urner Barry 10-12 lb). This is significantly down from the peak level of above USD 4 per lb gutted weight in the beginning of 2014. Compared to the first quarter of 2014, the reference price in market currency (USD) was down by approximately 35%.

Q1|2015

The price achievement in the first quarter was slightly below the reference price due to less favourable contribution from spot sales.  There were no contracts for salmon of Canadian origin in the first quarter of 2015 and 2014.  The superior share was 86% in the period (76%).

Harvested volume was 10 478 tons gutted weight in the first quarter (6 368 tons).

Costs and operations
Biological costs for salmon harvested in the period increased by 5% compared to the first quarter of 2014.  The feed cost per kg harvested salmon increased by 9% due to increasing cost of feed raw materials. The increase in feed cost was partially mitigated by reductions in other seawater costs. The health cost was reduced compared to 2014 and remains significantly lower per kg harvested than in Norway and Scotland.

Salmon of Canadian origin also benefited from positive scale effects in non-seawater costs as a result of volume increase in the period.

There was no exceptional mortality recognized in the first quarter of 2015 and 2014.

Salmon of Irish origin
	Q1 2015	Q1 2014
NOK million		Reclassified

Operational EBIT	0	4

Harvest volume	616	476

Operational EBIT per kg	-0.76	8.84
- of which MH Markets	0.00	0.00
- of which MH Consumer Products	0.07	-0.47

Exceptional items incl in op. EBIT	0	0
Exceptional items per kg	0.00	0.00

Price achievement/reference price	na	na
Contract coverage	95%	96%
Superior share	92%	90%

Salmon of Irish origin achieved an operational EBIT of NOK 0 million in the first quarter (NOK 4 million). Operational EBIT per kg harvested in the period was NOK -0.76 (NOK 8.84).

Achieved prices were 5% higher in the first quarter of 2015 than in 2014. Harvest volume was 616 tons gutted weight (476 tons) as harvesting was reduced to increase the weight of the fish.

There was no exceptional mortality reported in the first quarter of 2015 and 2014.

Q1|2015

Salmon of Faroese origin
	Q1 2015	Q1 2014
NOK million		Reclassified

Operational EBIT	- 2	44

Harvest volume	0	2 084

Operational EBIT per kg	0.00	21.05
- of which MH Markets	0.00	0.67
- of which MH Consumer Products	0.00	0.00

Exceptional items incl in op. EBIT	0	0
Exceptional items per kg	0.00	0.00

Price achievement/reference price	0%	101%
Contract coverage	0%	0%
Superior share	0%	97%

As noted in the fourth quarter report, due to the limited number of sites in operation, we have extended periods without harvesting on the Faroe Islands. There will as a result be no harvest of salmon of Faroese origin in the first three quarters of 2015.

MH Consumer Products
MH Consumer Products
NOK million	Q1 2015	Q1 2014

Operating revenues	2 361	2 105

Operational EBIT	- 2	- 63
Operatonal EBIT %	-0.1%	-3.0%

Volume sold (tons product weight)	25 814	24 875

Exceptional items	0	0

Volume share salmon	69%	69%
Revenue share salmon	74%	75%

Please note that the operational EBIT for salmon in MH Consumer Products also is included in the results per country of origin.

In June 2014, we announced the launch of Consumer Products - the new Business Unit of Morpol and VAP Europe. Consumer Products comprise activities in two areas – fresh and chilled (smoked).

Operational EBIT
The operational performance of Consumer Products showed improvement in the first quarter due to efficiency improvement and market work to increase volumes. Operational EBIT for Consumer Products ended at NOK - 2 million in the period (NOK - 63 million). The operational EBIT margin was -0.1% (-3.0%).

Price and volume development
Marine Harvest Consumer Product’s operating revenues were NOK 2 361 million in the first quarter (NOK 2 105 million).

The average price achieved in EUR was 8% higher than in the corresponding period in 2014 due to a more favorable product mix with increased sales of main products and MAP (modified atmosphere packed products). The favorable mix was partly a result of an earlier Easter in 2015. Total volume sold in the first quarter was 25 814 tons product weight (24 875 tons). The salmon sales volume has increased compared to 2014. The volume increase is due to Easter and promotional activities. The salmon share of total volume remained was 73% (69%).

The French market improved, and home consumption of fresh salmon was slightly up both for price and volume compared to the first quarter of 2014. The earlier Easter positively impacted sales of smoked salmon compared to 2014, but home consumption continued the downward trend for volume, while prices were slightly up.

Q1|2015

We continue our effort to introduce new products. Several of them were nominated for Seafood Prix d’Elite at the European Seafood Exhibition in Brussels in April, including Duo Norvégien, a combination of cod wrapped in a slice of Atlantic salmon with a coat of clarified butter and spices, packed in an owenable aluminum tray for convenient and easy preparation.

At the exhibition we won a special price for health and nutrition for this product.

Costs and operations
Both our Fresh and Chilled operations were slightly lossmaking in the first quarter, but the profitability improved significantly compared to the first quarter last year.

Consumer Product	Q1 2015
	Fresh	Chilled	Total
Volume	9 024	16 790	25 814
Operational EBIT	-1	-1	-2
Operational EBIT/kg	-0.07	-0.07	-0.07

In our fresh operations, our efforts to improve the operational efficiency, favorable development in MAP and food service products, improved price achievement and higher volumes (partly due to Easter) contributed to improved profitability in the period. Our efforts to improve the operational efficiency continue. The positive effects were reversed by losses in the UK operations due to low volumes. We opened our new processing plant in Rosyth, Scotland in December 2014. The plant has promising potential and planned product transfers and volume growth are expected to improve plant utilization and profitability in the second half of 2015. Operational EBIT for our fresh operations amounted to NOK -1 million in the first quarter, or NOK -0.07 per kg.

In our chilled/smoked operations, the unfavorable French market continues to affect overall sales, but seasonal Easter effects and new seasonal products had a positive effect on performance in the period. Efficiency/yield improvements combined with increased volume and improved raw material coverage contributed to significant improvements in profitability compared to the first quarter of 2014. Operational EBIT for our chilled operations amounted to NOK -1 million in the first quarter, or NOK -0.07 per kg.

Q1|2015

Feed
FEED
NOK million	Q1 2015	Q1 2014

Operating revenues	392	0

Operational EBIT	19	- 16
Operational EBIT %	4.8%	na

Feed sold volume	38 037	na
Feed produced volume	36 422	na

Exceptional items	0	na

Operational EBIT
The first quarter was another good quarter for our feed operations. Operational EBIT ended at NOK 19 million in the period as the unit continues to benefit from favorable raw material contracts (NOK – 16 million). Low volume (negative scale effects), contributed to reduced operational yield and reduced profit margin in the period. The operational EBIT margin was 4.8% in the first quarter.

Price and volume development
Operating revenues were NOK 392 million in the first quarter. Total volume sold in the period was 38 037 tons, which constituted 57% of the total feed used in our Norwegian farming operations in the quarter. The volume was low due to a third party feed supply contracts in the period. The internal price between feed and farming is set at market terms and benchmarked against third parties. As the biggest buyer of salmon feed globally, Marine Harvest is able to efficiently benchmark our own feed towards third party suppliers both with regards to price and quality.  We do not sell feed to third party farming operations.

Costs and operations
During the first quarter we started production of smolt and broodstock feed for the Norwegian farming operations. The expansion of the product portfolio is in line with our strategy to increase our self-sufficiency rate for feed in Norway. We continue our work to substitute raw materials in order to develop the optimal diets. Production efficiency in the first quarter was negatively affected by our commitment to partially source third party feed.

Fish meal prices have recently been reduced mainly as a result of the relatively high quota set by the Peruvian authorities for this season’s capture.  In the first quarter, we continued to benefit from favorable raw material purchases.

As our third party feed supply contracts last until May 1, and our sales will therefore also be partially affected in the second quarter.

Q1|2015

DISCONTINUED OPERATIONS

Salmon of Chilean origin
NOK million	Q1 2015	Q1 2014

Operational EBIT	- 104	119

Harvest volume	16 067	17 741

Operational EBIT per kg	-6.48	6.73
- of which MH Markets	3.06	0.95
- of which MH Consumer Products	0.00	-0.01

Exceptional items incl in op. EBIT	-51	-1
Exceptional items per kg	-3.16	-0.08

Price achievement/reference price	110%	103%
Contract coverage	12%	29%
Superior share	87%	84%

Note: Operational EBIT for the discontinued operations total amounted to NOK -101 million. The difference compared to the table above is net allocation of profit to/from other units.

Operational EBIT
Operational EBIT for salmon of Chilean origin amounted to NOK -104 million in the period (NOK 119 million) which was NOK -6.48 per kg (NOK 6.73). The reduction in market prices compared to the first quarter of 2014, increased costs and exceptional mortality were the main drivers for the negative profit development.

Price and volume development
The Urner Barry reference price for Chilean salmon was down by 17% compared to the first quarter of 2014 despite a slight reduction in the volume of Chilean salmon harvested. Increased sales of Norwegian salmon, due to favorable exchange rates NOK/USD, and increased supply of North American salmon into the US market, were the main drivers behind the negative price development for salmon of Chilean origin. The Brazilian market has also been challenging in the first quarter due to the depreciation of Brazilian real towards the USD.  The price achieved for salmon of Chilean origin was 9% above the reference price in the quarter, with the primary driver being good price achievement in the US and Brazilian spot market compared to the reference price. The contract share was 12% in the period (29%). The superior share was 87% (84%).

Harvested volume was 16 067 tons gutted weight in the first quarter (17 741 tons).

Costs and operations
Compared to last year, costs in our Chilean operations have increased driven by increased biological costs and exceptional mortality. The biological development in Chile remains a concern. The sea lice load at the end of the quarter was however lower than at the corresponding time in 2014.

Compared to the first quarter of 2014, the biological cost has increased by 5%. The cost of feed per kg harvested has been reduced by 3% as a result of improvements in the feed conversion rate. Other seawater costs have increased mainly due to higher smolt and labor costs.

Exceptional mortality and volume reduction compared to 2014, has contributed to higher non-seawater cost per kg. We recognized exceptional mortality cost in the amount of NOK 51 million  in the first quarter (NOK 1 million) due to culling of poor performing smolt, culling of broodstock due to ISA being detected in one of our breeding groups, and mass mortality resulting in removal of all remaining fish from one site in Region XI (biomass acquired from Acuinova).

Other
The agreement to purchase all assets from the Chilean farming company Acuinova Chile S.A was completed with effect from December 23, 2014 and the majority of the acquired assets were recognized from this date, with some licenses still awaiting transfer authorization from the authorities.

On January 18, Marine Harvest ASA entered into a Conditional Transaction Agreement with Empresas AquaChile S.A. to merge Marine Harvest Chile with AquaChile. Upon completion of the merger Marine Harvest will own 42.8% of the combined entity, AquaChile. As a result, our ownership in Marine Harvest Chile/US was recognized as “Discontinued operations” – from January 1, 2015.

Q1|2015

PEOPLE – SAFE AND MEANINGFUL JOBS

Employee safety and employees’ self-respect and personal pride cannot be compromised if Marine Harvest is to succeed as a company with good relationships with the local communities.

Employee Health and Safety
In the first quarter, the Group recorded 62 LTIs for own employees including 11 LTIs in discontinued operations. The increase from 2014 is 14. The increase is driven by Chile and Consumer Products where there were 11 and 45 LTIs respectively in the period compared with 1 and 41 in the same period in 2014. Measured in LTIs per million hours worked (rolling average), the figure increased slightly compared to the first quarter of 2014 and ended at 11.8 (11.1).

The absenteeism decreased from 5.7% in the first quarter of 2014 to 4.9% in 2015. The figures are including discontinued operations.

New leadership principles
“The Marine Harvest Way” is what defines us as a company. It is about who we are and what we stand for, and consists of our Vision, our Values, the 4 P's, our Policies and our Code of Conduct. We are now completing our cultural platform by introducing global leadership principles. The leadership principles are intended to strengthen our One Company goal, through a strong leadership brand mark, anchored in our corporate culture. The principles will contribute to achievement of strategic targets by connecting leadership to our business goals. They will give important guidance in decision making, and be a practical tool when hiring and assessing leaders.

GUIDING PRINCIPLE - ISSUE	AMBITION	Q1 2015 ACHIEVEMENT
Safe jobs	No lost time incidents (LTI)	LTIs per million hours worked was 11.8. Programs are in place to reduce the number (incl discontinued op).
Healthy working environment	Absenteeism < 4%	Absenteeism of 4.9% in the quarter (incl discontinued operations).

Q1|2015

PRODUCT – TASTY AND HEALTHY SEAFOOD

Marine Harvest will not compromise on the ability to continually deliver assuredly healthy, tasty and responsibly produced seafood to the Group’s customers. Through this, long-term financial solidity will be delivered.

Four-star certification for MH Canada
In the first quarter, Marine Harvest Canada became the first in British Columbia - and second in the world - to achieve Best Aquaculture Practices' four-star salmon certification.

The Global Aquaculture Alliance announcement of four-star Best Aquaculture Practices (BAP) status marks the culmination of full certification of the company's salmon processing plants, farm sites, hatcheries, and feed mills.  Our four star certification shows our commitment to providing customers the highest quality salmon. We expect our four star product to be available in the market in 2016.

Branding efforts continue

Rebel Fish
Sales of Rebel Fish are growing and in March we started advertising campaigns on the west coast. New stores have been added and we continue to provide samples at community events.

Mowi
Our premium brand, Mowi, continued the positive development in the Asian market, with a volume growth of 18% from the fourth quarter of 2014 to the first quarter of 2015. The customer base is growing and there is good interest for the product.

Price at European Seafood Exhibition
The Seafood Prix d’Elite special prize for Health and Nutrition was awarded to our product Duo Norvégien au Four.

GUIDING PRINCIPLE - ISSUE	AMBITION	Q1 2015 ACHIEVEMENT
Food quality and safety	Supply seafood with valuable health benefits, preferred for its quality and documented safety	Health targets met
Product innovation	Marine Harvest wants to play an important role in the design and use of products to satisfy customer needs	Continuous effort with existing brands.

PLANET – SUSTAINABLE AND RESPONSIBLE DEVELOPMENT

All Marine Harvests operations and the long-term profitability ultimately depend on sustainable and environmentally responsible interactions with the natural environment. To maintain fish health, avoid escapes and minimize the environmental impact of the operations, the Group needs the best skilled people.

Escape prevention
Marine Harvest has a target of zero fish escapes and is constantly striving to prevent escapes and improve methods, equipment and procedures that can minimize or eliminate escapes. In the first quarter there two escape incidents in Norway where 30 531 fish escaped. Internal investigation is ongoing and remediating actions will be taken to prevent it from happening again. In our discontinued operations in Chile we had one incident resulting in 8 000 lost fish.

Fish health
Infectious Salmon Anaemia (ISA): ISA has re-emerged in the Chilean industry. In the first quarter of 2015 there were two new ISA confirmed sites (not Marine Harvest), but no additional suspect sites in the industry in Chile. We continue to support strict measures to immediately harvest out sites with ISA outbreaks.

Q1|2015

Pancreas Disease (PD): There were no sites diagnosed with PD in Norway in the first quarter compared to five diagnosed sites in same period in 2014. PD was a cause of reduced survival in region South and West in the first quarter, but the losses were not significant. There were no new sites diagnosed with PD in Scotland, but two in Ireland in the first quarter of 2015 (no sites in 2014).

Amoebic Gill Disease (AGD): High presence of a microscopic amoeba named Neoparamoeba perurans, caused Amoebic Gill Disease, elevated mortality and reduced performance in Scotland and Ireland in 2012. Since 2013, the amoeba has also been found in Norway. The presence of the amoeba increases with higher seawater temperatures and the first quarter was therefore less challenging in this regard. Despite significant reduction in prevalence, AGD was a top five cause of mortality in Scotland in the first quarter, and exceptional mortality was recognized in the period. The Group’s health teams and seawater production departments take immediate action when challenges arise.

Lice management
Marine Harvest actively works to reduce the sea lice count in all farming units. Region Mid Norway and Canada reported higher sea lice levels at the end of the first quarter of 2015 than at the corresponding time in 2014. Extensive stocking of cleanerfish was carried out in Norway and Scotland during 2014. Own produced wrasse is working excellent. The lice count in Chile is currently controlled through Salmosan, but it remains a concern due to the high number of treatments required per cycle to maintain the lice load at acceptable levels.  Extensive testing of non-medicinal tools and approaches are ongoing in collaboration between Global R&D and technical department and the operating units in Chile, Norway and Scotland.

Sea lice strategy developed
The Global R&D and technical department has, in cooperation with the operating units, developed an R&D/best practice based lice strategy, in an effort to address the challenging lice situation. The strategy focuses on best practices for optimal use of cleaner fish, alongside a treatment strategy to keep adult female lice, and thus lice reproduction and the general lice challenge, at a minimum. In collaboration with fish health- and production management, the strategy is now implemented globally. We are also in dialogue with authorities, other salmon farming companies and external fish health services to seek industrywide buy-in and implementation.

Medicine use
Marine Harvest focuses on preventing infectious diseases and limiting their spread. If fish get infected, they are treated with approved medicines. In the first quarter, our use of antibiotics was 4 grams per ton biomass produced for continued operations, compared to 47 grams per ton in the first quarter of 2014 (incl. Chile).

Additional farms ASC certified
In 2013, we announced our commitment to have 100% of our farms ASC certified. As of the close of the first quarter we had 22 sites certified (19 in Norway, 1 each in Scotland, Ireland and Canada) and 3 sites recently audited and currently under assessment for certification (all in Norway). Marine Harvest is taking the lead in ASC implementation and we are committed to demonstrate an environmentally responsible development in our organization. For further information regarding sustainability and biological risk management, reference is made to the 2014 Annual report.

GUIDING PRINCIPLE	AMBITION	Q1 2015 ACHIEVEMENT
Ensure sustainable wild-farmed interaction in the farming activity	Zero escapes	Two escape incidents and 30 531 fish lost in continued operations
Ensure healthy stocks minimising diseases and losses in the farming activities	Increase survival rates	Accumulated mortality (in numbers) was 2.31% in continued operations which is a slight increase from the first quarter of 2014

Q1|2015

EVENTS DURING AND AFTER THE CLOSE OF THE QUARTER

Voluntary incentive payment offer to convert the EUR 350 million convertible bond
On March 20, 2015 we announced that holders of EUR 348 million of principal amount of Marine Harvest's convertible bonds due 2018 had accepted a voluntary incentive payment offer to convert early. This represented approximately 99.43% of the total outstanding amount. The purpose of the offer was to strengthen our financial position to support further organic growth and strategic investments. As a result of the offer, our share capital increased to NOK 3 375 642 390 divided on 450 085 652 shares, each with a nominal value of NOK 7.50 per share.

Change to the Board of Directors
On March 27, 2015 we announced the resignation of Michael Parker from the Board of Directors. The Board wishes to thank Mr. Parker for his contribution to the Board during his service at Marine Harvest.

Norwegian White Paper
The White Paper on future growth in aquaculture in Norway is planned to be finalized in the 2015 spring session of parliament. Marine Harvest supports the idea of sustainability indicators as basis for all future growth, and is actively presenting our views in meetings with parties and committee members.

Vulcano eruption in Chile
In April, the Calbuco volcano, only 30 kilometer from Puerto Montt, erupted – after having lain dormant for decades. Fortunately no Marine Harvest employees were injured in the incident.

The area surrounding the volcano is heavily affected, including several of our facilities. We have two sites located within the 20 kilometre exclusion zone put in place by the national emergency office ONEMI. Rio Blanco is a fresh water hatchery handling eggs and producing fry, and Copihue is a broodstock facility. Volcanic material and landslides have affected our operations adversely. In this incident 6.8 million fry, 2.4 million eyed eggs and around 3 700 broodstock have been lost.

Our stocking plans and expected harvest volumes for 2015 and 2016 will not be affected by the aforementioned events. Our sea water harvesting in Region X and Region XI have not been affected by the volcanic eruption.

We are currently in close dialogue with our insurance supplier. Our preliminary assessment is that insurance proceeds related to physical assets will exceed asset net book values. In addition, we have insurance coverage of our biomass. We are in discussion with our insurance provider if the recorded value qualifies for full recovery. The outcome of such discussions is at this stage uncertain.

Dividend of NOK 1.30 per share
Supported by the operating results, a strong forward market and a solid financial position, the Board has decided to pay out a quarterly dividend of NOK 1.30 per share to the shareholders in the form of a repayment of paid in capital.

Q1|2015

OUTLOOK STATEMENT FROM THE BOARD OF DIRECTORS

The Board is pleased to deliver an operational EBIT of NOK 932 million in the quarter characterized by reduced market prices and high biological costs. With significant head wind from some markets, Marine Harvest delivered a good price achievement due to the comprehensive contract relationships with long term customers. The Board was impressed by the manner in which European salmon markets have been able to absorb the shortfall in demand from Russia at relatively high prices.

The ongoing cost inflation across the farming regions due to biological issues, inflation in feed costs and currency effects remains a concern. The biological costs are expected to increase further in 2015. The Board will continue to focus on cost initiatives throughout the organization.

Marine Harvest is encouraged by the responsible approach adopted by the Norwegian government in its White Paper of March 2015. The proposed system of stepwise increases in capacity, being contingent on biological criteria, is a prerequisite for improving control of issues such as sea lice, pancreas disease and amoebic gill disease. In Chile, costs remain at a very high level due to biological issues caused by high production density, weaknesses in the coordination of industry production and area management. The ongoing consolidation in Chile, combined with continued tightening of the regulatory regime is however expected to gradually improve the current challenging biological status in the region. The biological performance in Canada is much improved whereas Scotland is likely to underperform in the first half of 2015. Marine Harvest benefits from being less sensitive to regional cost variation due to its geographically well diversified production structure.

The Board has sanctioned substantial investments to support organic growth in 2015. A number of attractive projects have been identified to increase capacity utilization within Farming and Feed as well as targeted investments within Consumer Products and Markets. Due to the weakening of the NOK, Marine Harvest expects to spend approx. NOK 1 900 million in capital expenditures and NOK 900 million in working capital investments in 2015. The Board believes that these investments will yield a high return going forward.

The Board is pleased by the successful outcome of the voluntary incentive payment offer to convert the EUR 350 million convertible bond in the first quarter, which strengthened the Company's financial position to support further organic growth and strategic investments.

The new feed plant in Norway had limited volume throughput in the first quarter due to third party feed supply commitments. These commitments are however diminishing in the coming periods. The advantages of a streamlined production with a limited number of products for own use has exceeded the expectations in terms of cost and production capacity. Fish feed is by far the most important input factor in salmon farming. Through the gradual in-sourcing of feed, Marine Harvest expects competitive prices for feed as well as improved growth, better feed conversion ratio and improved quality of the end product. The Board is still committed to a second greenfield investment in this Business Area.

Maine Harvest Consumer Products have been subject to substantial restructuring over the last years. The Board is encouraged by the improvements in the first quarter of 2015 and will continue to monitor steps taken to improve the performance.

The Board welcomes the prospects of the contemplated merger between Marine Harvest Chile and AquaChile, which adheres with Marine Harvest's strategy of forming a world leading integrated protein group. Our already strong position within salmon farming in Chile will be further strengthened and the combination of these well established companies will form an efficient Chilean entity that also will benefit the entire Chilean industry from a sustainability point of view. The Board believes that such a strategy will provide significant operational benefits, as well as improving and stabilizing the long term earnings for the Group.

The Board sees overall growth in demand due to new product development, continued marketing efforts and supportive consumer trends. Furthermore, the demand for farmed Atlantic salmon is expected to benefit from the strong secular trends of a growing population, awareness of healthy eating and geographic expansion of retail chains with logistics able to carry fresh products. Coupled with expected limited supply growth in the coming periods, the Board expects a tight market balance in the time ahead. The Fish Pool future price for the next 12 months is currently about NOK 40 per kg (Nasdaq).

A quarterly dividend of NOk 1.30 per share will be issued under the authorizatrion granted by the AGM. The dividend will be distributd in the form of repayment of paid in capital.

Q1|2015

RISKS

Marine Harvest has not identified any additional risk exposure beyond the risks described in note 3 of this report and the 2014 Annual report published at OSE and the Annual report on Form 20-F filed with the SEC.

Reference is also made to the Planet section and the Outlook section of this report for other comments to Marine Harvest’s risk exposure.

Oslo April 28, 2015
The Board of Directors of Marine Harvest ASA

Ole-Eirik Lerøy - Chairman of the Board	Leif Frode Onarheim - Deputy Chairman of the Board	Cecilie Fredriksen

Solveig Strand	Ørjan Svanevik	Heléne Vibbleus

Lars Erik Hestnes	Stein Mathiesen	Kjellaug Samland	Alf-Helge Aarskog - CEO

Forward looking statements
This report may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest’s goals and strategies, salmon prices, ability to increase or vary harvest volume, production capacity, future capital expenditures and investments and the expected returns therefrom, trends in the seafood industry, restructuring initiatives, exchange rate and interest rate fluctuations, expected research and development expenditures, business prospects and positioning with respect to market,  demographic and pricing trends, strategic initiatives, financial target (including ROCE and NIBD), planned operational expenses, product demand and trends, supply trends, expected future price levels in 2015, and the effects of any extraordinary events and various other matters (including developments with respect to laws, regulations and governmental policies regulating the industry and changes in accounting policies, standards and interpretations) on Marine Harvest's business and results. Forward-looking statements are typically identified by words or phrases, such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “may increase,” “may fluctuate,” “plan,” “goal,” “target,” “strategy,” and similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could.” Forward-looking statements are Marine Harvest’s current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Marine Harvest ASA’s annual report on Form 20-F for the year ended December 31, 2014, including the section captioned “Risk Factors,” contain additional information about factors that could affect actual results, including: changes to the price of salmon including the value of our biological assets; hedging risks; risks related to fish feed; economic and market risks; environmental risks; operational risks; risks related to escapes, disease and sea lice; product risks; risks related to our acquisitions; financing risks; regulation risks including relating to food safety, the aquaculture industry, processing, competition and anti-corruption; trade restriction risks; litigation risks; tax and accounting risks; strategic and competitive risks; and reputation risks. All forward-looking statements included in this report are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.

Q1|2015

INTERIM FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Unaudited, in NOK million	Note	Q1. 15	Q1. 14	2014
			Reclassified	Reclassified
Revenue	4	5 662.1	5 243.8	22 882.0
Cost of materials		-2 993.2	-2 717.3	-12 230.4
Fair value uplift on harvested fish	5	-1 080.8	-1 220.1	-5 036.4
Fair value adjustment on biological assets	5	407.8	956.6	4 749.9
Salaries and personnel expenses		-822.5	-719.5	-3 091.0
Other operating expenses		-705.8	-635.4	-2 802.9
Depreciation and amortization		-245.9	-199.1	-857.4
Onerous contracts provision		83.9	86.6	23.7
Restructuring cost		0.8	0.2	-51.0
Other non-operational items		0.0	0.0	-168.2
Income from associated companies		12.3	13.8	149.5
Impairment losses		0.6	0.3	-24.1
Earnings before financial items (EBIT)		319.2	809.9	3 543.8
Interest expenses	7	-137.3	-130.5	-541.9
Net currency effects	7	436.5	18.9	-380.2
Other financial items	7	-51.8	137.0	-1 213.7
Earnings before tax		566.5	835.4	1 408.0
Income taxes		-160.2	-239.1	-706.3
Earnings for the period, continued operations		406.3	596.3	701.7
Profit from discontinued operations, net of tax	10	-19.1	169.5	237.8
Profit or loss for the period		387.2	765.7	939.5
Other comprehensive income
Change in fair value of cash flow hedges		-10.1	-90.8	-46.6
Income tax effect fair value of cash flow hedges		0.0	24.0	12.1
Currency translation differences		138.4	-160.2	842.5
Currency translation differences non-controlling interests		0.1	0.3	-3.9
Items to be reclassified to P&L in subsequent periods:		128.4	-226.7	804.1
Actuarial gains (losses) on defined benefit plans, net of tax		0.0	0.0	23.6
Other gains and losses in comprehensive income		-3.9	0.0	0.0
Items not to be reclassified to profit and loss:		-3.9	0.0	23.6
Other comprehensive income, net of tax		124.5	-226.7	827.7
Total comprehensive income in the period		511.7	539.0	1 767.2

Profit or loss for the period attributable to
Non-controlling interests		0.9	-3.4	3.9
Owners of Marine Harvest ASA		386.3	769.1	935.6
Comprehensive income for the period attributable to
Non-controlling interests		1.0	-3.1	0.0
Owners of Marine Harvest ASA		510.7	542.1	1 767.2

Basic and diluted earnings per share (NOK)	9	0.94	1.87	2.28
Dividend declared and paid per share (NOK)		1.20	1.20	8.30

Q1|2015

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited, in NOK million	Note	3/31/2015	12/31/2014	3/31/2014
ASSETS
Licenses		4 795.8	6 514.9	6 005.2
Goodwill		2 396.5	2 416.9	2 362.9
Deferred tax assets		145.2	147.3	189.5
Other intangible assets		133.2	166.5	166.5
Property, plant and equipment		7 243.8	8 257.2	6 736.4
Investments in associated companies		992.3	978.2	872.7
Other shares and other non-current assets		297.5	180.6	125.5
Total non-current assets		16 004.3	18 661.6	16 458.9
Inventory		1 909.9	2 400.8	1 765.5
Biological assets	5	8 323.9	10 014.0	9 296.1
Current receivables		3 331.6	4 470.7	3 284.3
Cash		578.5	1 408.3	888.3
Total current assets		14 143.9	18 293.7	15 234.2
Asset held for sale	10	5 981.6	19.0	1 140.8
Total assets		36 129.9	36 974.3	32 834.0

EQUITY AND LIABILITIES
Equity		18 369.5	14 702.2	16 374.3
Non-controlling interests		17.0	16.0	24.2
Total equity		18 386.5	14 718.2	16 398.6
Deferred taxes liabilities		3 110.0	3 568.9	3 308.9
Non-current interest-bearing debt		8 094.5	10 669.1	8 113.9
Other non-current liabilities		1 064.3	2 334.4	564.9
Total non-current liabilities		12 268.9	16 572.5	11 987.8
Current interest-bearing debt		2.1	7.0	285.4
Other current liabilities		4 340.0	5 676.7	3 974.8
Total current liabilities		4 342.0	5 683.7	4 260.2
Liabilities held for sale	10	1 132.4	0.0	187.4
Total equity and liabilities		36 129.9	36 974.3	32 834.0

Q1|2015

CONDENSED CONSOLIDATED STATEMENT OF CHANGE IN EQUITY

2015	Attributable to owners of Marine Harvest ASA
Unaudited, in NOK million	Share capital	Other paid-in capital	Cash flow hedge reserve	Shared based payment	Foreign currency translation reserve	Other equity reserves	Total	Non-controlling interests	Total equity
Equity 01.01.2015	3 077.8	9 267.9	23.8	30.7	660.8	1 641.2	14 702.2	16.0	14 718.2
Comprehensive income
Profit						386.3	386.3	0.9	387.2
Other comprehensive income			-10.1		101.1	33.4	124.4	0.1	124.5
Transactions with owners
Share based payment				6.5			6.5		6.5
Bond conversion	297.8	3 344.8					3 642.6		3 642.6
Repayment of paid in capital		-492.4					-492.4		-492.4
Total equity end of period	3 375.6	12 120.3	13.7	37.2	761.9	2 060.8	18 369.4	17.0	18 386.5

2014	Attributable to owners of Marine Harvest ASA
NOK million	Share capital	Other paid-in capital	Cash flow hedge reserve	Shared based payment	Foreign currency translation reserve	Other equity reserves	Total	Non-controlling interests	Total equity
Equity 01.01.2014	3 077.8	9 719.3	58.3	8.4	-150.7	3 605.4	16 318.5	27.8	16 346.3
Comprehensive income
Profit						935.6	935.6	3.9	939.5
Other comprehensive income			-34.5		811.5	54.6	831.6	-3.9	827.7
Transactions with owners
Share based payment				22.3			22.3		22.3
Effect of business combinations								-11.5	-11.5
Dividends						-2 954.4	-2 954.4	-0.2	-2 954.6
Repayment of paid in capital		-451.4					-451.4		-451.4
Total equity 31.12.2014	3 077.8	9 267.9	23.8	30.7	660.8	1 641.2	14 702.2	16.0	14 718.2

Other equity reserves consists of share-based payment reserve, cash flow hedge reserve and foreign currency transaction reserve.
For further information related to share capital, reference is made to note 11.

Q1|2015

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

Unaudited, in NOK million	Note	Q1. 15	Q1. 14	2014
			Reclassified	Reclassified
Earnings before taxes (EBT)		566.5	835.4	1 408.0
Interest expense		137.3	130.5	541.9
Currency effects		-436.5	-18.9	380.2
Other financial items		51.8	-137.0	1 213.7
Net fair value adjustment and onerous contracts		589.1	55.4	262.8
Income/loss from associated companies		-12.3	-13.8	-149.5
Depreciation and impairment losses		245.4	198.8	881.5
Change in working capital		-340.7	183.5	-912.8
Taxes paid		-115.9	-91.0	-293.0
Restructuring and other non-operational items		-13.8	-5.4	95.1
Other adjustments		-1.3	-4.6	-19.9
Cash flow from operations		669.6	1 132.9	3 408.0

Proceeds from sale of fixed assets		18.2	27.0	49.4
Payments made for purchase of fixed assets		-453.1	-375.8	-1 627.8
Proceeds from associates and other investments		9.2	10.2	61.9
Proceeds from disposal of held for sale assets		0.0	0.0	1 181.7
Purchase of shares and other investments		-0.7	-8.2	-134.3
Cash flow from discontinued operations	10	-244.7	34.2	1 073.2
Cash flow from investments		-671.1	-312.6	604.1

Proceeds from convertible bond		-318.9	0.0	3 091.5
Proceeds from new interest-bearing debt		174.0	458.2	4 304.6
Down payment of interest-bearing debt		-7.5	-356.7	-6 557.8
Net interest and financial items paid		-103.6	-85.7	-411.4
Realized currency effects		-49.1	-37.6	-342.4
Dividend paid to owners of Marine Harvest ASA		0.0	-510.4	-2 931.4
Dividend paid to non-controlling interests		0.0	0.0	-0.2
Repayment of paid in capital		-492.4	0.0	-492.4
Transactions with treasury shares		0.0	0.0	-0.1
Cash flow from financing		-797.5	-532.2	-3 339.6

Change in cash in the period		-799.0	288.1	672.5
Cash - opening balance 1)		1 195.2	439.1	439.1
Currency effects on cash - opening balance		28.6	-6.8	83.6
Cash - closing balance 1)		424.8	720.4	1 195.2

1) Excluded restricted cash

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS

Note 1 GENERAL INFORMATION

Marine Harvest (the Group) consists of Marine Harvest ASA and its subsidiaries, including the Group’s interests in associated companies.

This interim report has not been subject to any external audit or review.

These interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRSs) for a complete set of financial statements, and these interim financial statements should be read in conjunction with the annual financial statements. IFRSs as adopted by the EU differ in certain respects from IFRSs as issued by the IASB, but the differences do not impact the Group financial statements for the periods presented.

Q1|2015

MH Chile inclusive USA is reported as discontinued operations as of January 1, 2015, based on the Conditional Transaction agreement with AquaChile S.A. In the statement of Comprehensive Income and statement of Cash Flow for 2014 the activity in Chile, inclusive USA, have been reclassified from continuing operations to discontinued operations. After the merger the combined company will be recognized as an associated company.

Note 2 ACCOUNTING PRINCIPLES

All significant accounting principles applied in the consolidated financial statement are described in the Annual Report 2014 (as published on the OSE on April 28 2015 and as filed publicly with the SEC on April 28 2015). No new standards have been applied in 2015.

Significant fair value measurements in accordance with IFRS 13:

Biological assets
Biological assets are, in accordance with IAS 41, measured at fair value, unless the fair value cannot be measured reliably. Broodstock, smolt and live fish below 1 kg are measured at cost less impairment losses, as the fair value cannot be measured reliably.

Biomass beyond this is measured at fair value, and the measurement is categorized into Level 3 in the fair value hierarchy, as the input is unobservable input. Live fish over 4 kg are measured to full net value, while a proportionate expected net profit at harvest is incorporated for live fish between 1 kg and 4 kg. The valuation is completed for each business unit.

The valuation is based on an income approach and takes into consideration unobservable input based on biomass in sea for each sea water site, estimated growth rate on site level, mortality in the business unit, quality of the fish going forward, costs and market price. Special assessment is performed for sites with high/low performance due to disease or other special factors. The market prices are set for each business unit, and are derived from observable market prices (when available), achieved prices and development in contract prices.

Derivative financial instruments and other shares
Derivative financial instruments (including interest swaps, currency swaps and salmon derivatives) are valued at fair value on Level 2 of the fair value hierarchy, in which the fair value is calculated by comparing the terms agreed under each derivative contract to the market terms for a similar contract on the valuation date. Other shares are mainly valued on Level 1 of the fair value hierarchy and based on quoted prices on the Oslo Stock Exchange.

Conversion liability component of convertible bond
The conversion liability component is, subsequent to initial recognition, measured at fair value. The measurement is categorized into Level 2 in the fair value hierarchy, using a valuation technique based on observable data.

Note 3 ESTIMATES AND RISK EXPOSURE

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting principles and recognized amounts of assets, liabilities, income and expenses. The most significant estimates relate to the valuation of biological assets and intangible assets. Estimates and underlying assumptions are reviewed on an ongoing basis, and are based on the management’s best assessment at the time of reporting.  All changes in estimates are reflected in the financial statements as they occur.

Marine Harvest is exposed to a number of operational and financial risk factors. The main operational risk factors are the development in the salmon price, biological risk linked to the salmon farming operations, the development in the salmon feed prices and feed utilization and regulatory risk. Financially, the main risk factors are linked to general fluctuations in interest rates and exchange rates, credit risk and liquidity risk.
All risk factors are described in the 2014 Annual Report.

Note 4 BUSINESS SEGMENTS

For management purposes, Marine Harvest is organized into three business areas, Feed, Farming and Sales and Marketing. Feed and Farming are separate reportable segments. Sales and Marketing is divided in two reportable segments, Markets and Consumer Products.

The performance of the segments is monitored to reach the overall objective of maximizing the Operational EBIT per kg. Consequently, reporting is focused towards measuring and illustrating the overall profitability of harvested volume based on source of origin (Operational EBIT/kg).

The same accounting principles as described for the Group financial statements have been applied for the segment reporting. Inter-segment transfers or transactions are entered into under normal commercial terms and conditions, and the measurement used in the segment reporting is the same as used for the actual transactions.

Unrealized internal margin from sale of fish feed from Feed to Farming is eliminated in the Group financial statements until the fish that consumed the feed is sold. In the segment reporting the internal profit is included in Operational EBIT for business area Feed, and the elimination is included in EBIT.

Q1|2015

NOTES TO THE INTERIM FINANCIAL STATEMENTS

BUSINESS AREAS	Feed	Farming	Sales and Marketing		Other	Eliminations	TOTAL
NOK million			MH Markets	MH Consumer Products
Q1. 15
External revenue	0.8	64.3	3 285.1	2 284.4	16.9	-0.1	5 651.6
Internal revenue	391.5	3 312.4	698.7	76.2	84.5	-4 563.3	0.0
Operational revenue	392.4	3 376.7	3 983.8	2 360.6	101.4	-4 563.3	5 651.6
Change in unrealized sales salmon derivatives	0.0	20.3	0.0	0.0	10.5	-20.3	10.5
Revenue in profit and loss	392.4	3 397.0	3 983.8	2 360.6	111.9	-4 583.6	5 662.1
Operational EBITDA	37.9	972.5	112.7	48.8	6.1		1 178.0
Operational EBIT	18.7	808.3	108.0	-1.9	-1.1		932.1
Change in unrealized internal margin	0.0	0.0	0.0	0.0	0.0	10.8	10.8
Change in unrealized salmon derivatives	0.0	20.3	0.0	-20.3	-48.3		-48.3
Fair value adjustment on biological assets	0.0	410.3	0.0	0.0	-2.5		407.8
Fair value uplift on harvested fish	0.0	-1 080.8	0.0	0.0	0.0		-1 080.8
Onerous contracts provision	0.0	83.9	0.0	0.0	0.0		83.9
Restructuring cost	0.0	0.8	0.0	0.0	0.0		0.8
Non-operational legal issues	0.0	0.0	0.0	0.0	0.0		0.0
Income/loss from associated companies	0.0	12.3	0.0	0.0	0.0		12.3
Impairment losses	0.0	-0.3	0.0	0.9	0.0		0.6
EBIT	18.7	254.8	108.0	-21.3	-51.9	10.8	319.2

Q1. 14							Discontinued operations reclassified 1)	TOTAL reclassified
External revenue	-0.3	103.9	3 717.2	2 031.4	15.7	0.0	-627.1	5 240.9
Internal revenue	0.1	3 656.9	663.0	73.7	68.4	-4 462.1	0.0	0.0
Operational revenue	-0.3	3 760.9	4 380.2	2 105.1	84.1	-4 462.1	-627.1	5 240.9
Change in unrealized sales salmon derivatives	0.0	0.0	0.0	0.0	2.9	0.0	0.0	2.9
Revenue in profit and loss	-0.3	3 760.9	4 380.2	2 105.1	87.0	-4 462.1	-627.1	5 243.8
Operational EBITDA	-15.9	1 262.5	90.4	-19.4	-1.9		-147.0	1 168.8
Operational EBIT	-15.9	1 089.5	84.9	-63.2	-5.1		-120.6	969.6
Change in unrealized internal margin	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Change in unrealized salmon derivatives	0.0	0.0	0.0	-0.1	2.9		0.0	2.8
Fair value adjustment on biological assets	0.0	1 155.6	0.0	0.0	3.8		-202.8	956.6
Fair value uplift on harvested fish	0.0	-1 367.4	0.0	0.0	0.0		147.3	-1 220.1
Onerous contracts provision	0.0	86.6	0.0	0.0	0.0		0.0	86.6
Restructuring cost	0.0	0.0	0.0	0.2	0.0		0.0	0.2
Non-operational legal issues	0.0	0.0	0.0	0.0	0.0		0.0	0.0
Income/loss from associated companies	0.0	13.8	0.0	0.0	0.0		0.0	13.8
Impairment losses	0.0	0.0	0.0	0.3	0.0		0.0	0.3
EBIT	-15.9	978.1	84.9	-62.8	1.6	0.0	-176.0	809.9

Q1|2015

NOTES TO THE INTERIM FINANCIAL STATEMENTS

BUSINESS AREAS	Feed	Farming	Sales and Marketing		Other	Eliminations		TOTAL
NOK million			MH Markets	MH Consumer Products

2014							Discontinued operations reclassified 1)	TOTAL reclassified
External revenue	4.4	659.9	15 878.6	8 887.8	65.0	0.0	-2 649.3	22 846.5
Internal revenue	1 210.7	15 588.7	2 978.9	347.2	229.4	-20 354.9	0.0	0.0
Operational revenue	1 215.1	16 248.6	18 857.5	9 235.1	294.4	-20 354.9	-2 649.3	22 846.5
Change in unrealized sales salmon derivatives	0.0	0.0	0.0	0.0	35.5	0.0	0.0	35.5
Revenue in profit and loss	1 215.1	16 248.6	18 857.5	9 235.1	329.9	-20 354.9	-2 649.3	22 882.0
Operational EBITDA	84.2	4 358.9	542.2	299.7	-64.3		-425.3	4 795.5
Operational EBIT	47.1	3 651.2	518.4	118.7	-81.4		-315.8	3 938.2
Change in unrealized internal margin	0.0	0.0	0.0	0.0	0.0	-92.2	0.0	-92.2
Change in unrealized salmon derivatives	0.0	0.0	0.0	0.0	54.4		0.0	54.4
Fair value adjustment on biological assets	0.0	5 004.5	0.0	0.0	3.2		-257.7	4 750.0
Fair value uplift on harvested fish	0.0	-5 518.5	0.0	0.0	0.0		482.0	-5 036.5
Onerous contracts provision	0.0	23.7	0.0	0.0	0.0		0.0	23.7
Restructuring cost	0.0	-1.9	-8.5	-42.5	0.0		1.9	-51.0
Non-operational legal issues	0.0	0.0	0.0	0.0	-168.2		0.0	-168.2
Income/loss from associated companies	0.0	149.5	0.0	0.0	0.0		0.0	149.5
Impairment losses	0.0	-7.1	-1.4	-15.6	0.0		0.0	-24.1
EBIT	47.1	3 301.4	508.5	60.6	-192.0	-92.2	-89.6	3 543.8

1) For 2014 the activity in Chile, inclusive USA, have been reclassified from continuing operations to discontinued operations.

Q1|2015

NOTES TO THE INTERIM FINANCIAL STATEMENTS

Note 5 BIOLOGICAL ASSETS

NOK million	Norway	Scotland	Canada	Chile 1)	Other	TOTAL reclassified

Fair value adjustment on harvested fish in the statement of comprehensive income
Q1. 15	-956.9	-47.9	-69.2	na	-6.8	-1 080.8
Q1. 14	-915.5	-126.2	-131.2	na	-47.2	-1 220.1
2014	-3 670.4	-719.2	-376.6	na	-270.2	-5 036.5
Fair value adjustment on biological assets in the statement of comprehensive income
Q1. 15	131.5	104.5	83.9	na	87.9	407.8
Q1. 14	614.0	108.9	197.5	na	33.4	953.9
2014	3 869.0	465.4	235.0	na	180.5	4 749.9

1) From Q1 2015 Chile is reported as discontinued operations - Held for sale.

Volumes of biomass in sea (1 000 tonnes)
3/31/2015	228.5
12/31/2014	284.2

Fair value adjustment on biological assets in the statement of financial position
31.03.15
Fair value adjustment on biological assets	1 236.3	234.6	100.8	na	135.6	1 707.3
Biomass at cost						6 616.6
Total biological assets						8 323.9
31.12.14
Fair value adjustment on biological assets	2 061.7	169.9	86.1	-115.7	56.4	2 258.4
Biomass at cost						7 755.6
Total biological assets						10 014.0

Reconciliation of changes in carrying amount of biological assets
Carrying amount 01.01.15	10 014.0
Cost to stock	2 051.5
Change in fair value	407.8
Fair value adjustment on harvested biomass	-1 080.8
Mortality for fish in sea	-25.8
Cost of harvested fish	-1 977.8
Assets held for sale - discontinued operations	-1 151.0
Currency translation differences	86.1
Total carrying amount of biological assets as of 31.03.15	8 323.9

Price sensitivities effect on fair value - (salmon only)
The sensitivities are calculated based on a NOK 1 change of the salmon price in all markets (fish between 1-4 kg is measured proportionately based on their level of completion).
97.1	17.2	21.0	na	7.1	142.4

Q1|2015

NOTES TO THE INTERIM FINANCIAL STATEMENTS

Note 6 EXCEPTIONAL ITEMS

NOK million	Q1.15	YTD Q1. 15
Sea lice mitigation MH Norway	99.4	99.4
Exceptional mortality MH Norway	13.5	13.5
Exceptional mortality MH Scotland	4.3	4.3
Exceptional items in operational EBIT	117.3	117.3

Q1|2015

NOTES TO THE INTERIM FINANCIAL STATEMENTS

Note 7 FINANCIAL ITEMS

NOK million	Note	Q1. 15	Q1. 14	2014
			Reclassified	Reclassified
Net interest expenses		-137.3	-126.6	-528.6
Currency effect on interest-bearing debt		434.8	47.9	-252.3
Currency effect on bank, trade receivables and trade payables		-70.6	-20.8	136.6
Gain/loss on short-term transaction hedges		82.0	-0.3	-233.1
Realized gain/loss on long-term transaction hedges		-9.6	-10.3	-38.3
Net currency effects		436.5	16.5	-387.1
Interest income		31.3	8.4	30.3
Gain/loss on salmon derivatives non-operational		1.3	0.2	2.3
Change in fair value financial instruments		-181.3	42.4	-108.9
Change in fair value equity conversion option	8	-5.9	110.5	-1 171.3
Change in fair value other shares		117.8	-20.2	33.8
Dividends and gain/loss on sale of other shares		0.0	0.1	9.0
Net other financial items		-15.0	-4.5	-8.7
Other financial items		-51.8	137.0	-1 213.7
Total financial items		247.4	26.8	-2 129.4

Note 8 CONVERTIBLE BONDS

NOK million
	Statement of financial position			Statement of comprehensive income
	Non-current interest-bearing debt	Conversion liability component 2013-bond	Conversion liability component 2014-bond	Interest expenses	Net currency effects	Other financial items
Initial recognition
EUR 350 mill 2013-bond	2 267.1	378.0
EUR 375 mill 2014-bond	2 554.2		486.4
Subsequent measurement
Recognized 2013 and 2014
Interest and currency effects	833.4			-328.4	-637.7
Change in fair value of conversion liability component		822.2	532.0			-1 354.2
Net recognized 2013 and 2014				-328.4	-637.7	-1 354.2
Recognized 2015
Q1
Coupon interest				-22.8
Amortized interest	43.9			-43.9
Currency effects	-214.4				214.4
Change in fair value of conversion liability components		79.8	-73.9			-5.9
Converted to shares	-2 688.2	-1 273.7
Net recognized end of period	2 796.0	6.3	944.5	-66.7	214.4	-5.9

On March 20, 2015 Marine Harvest announced that holders of EUR 348 million of principal amount of Marine Harvest's convertible bonds due 2018 had accepted a voluntary incentive payment offer to convert early. This represented approximately 99.43% of the total outstanding amount. Interest-bearing debt was reduced with NOK 2 668 million, conversion liability component reduced with NOK 1 274 million and the equity increase with NOK 3 643 million.

The carrying amount of the debt liability component of the convertible bond is classified as non-current interest-bearing debt, and the conversion liability component is classified as other non-current interest-free liabilities in the statement of financial position.

Q1|2015

NOTES TO THE INTERIM FINANCIAL STATEMENTS

Note 9 EARNINGS PER SHARE

Basic Earnings per share (EPS) is calculated on the weighted average number of shares outstanding during the period.

Convertible bonds that are “in the money” are considered to have a dilutive effect if EPS is reduced when assuming a full conversion into shares at the beginning of the period and reversing all its effects on earnings for the period. On the other hand, if the effect of the above increases EPS, the bond is considered anti-dilutive, and is then not included in diluted EPS. The adjustments to earnings are interest expenses, currency gains/losses and changes in fair value of conversion liability component, adjusted for estimated taxes.

The conversion liability components on the 2013 and 2014 convertible bonds were "in the money" at the end of the reporting period, but the effect on EPS was antidilutive, and the convertible bonds are therefore not included in diluted EPS.

Average diluted number of shares is also affected by the share price bonus call options to senior executives.

Q1|2015

NOTES TO THE INTERIM FINANCIAL STATEMENTS

Note 10 HELD FOR SALE - DISCONTINUED OPERATIONS

In January Marine Harvest entered into a Conditional Transaction Agreement with AquaChile, to merge Marine Harvest Chile into AquaChile. Upon completion of the merger Marine Harvest ASA will own 42.8% of the combined company, with an option to increase ownership to minimum 55%. The tentative closing date of the merger is expected to be in the third quarter of 2015. As a consequence of this potential transaction, Marine Harvest Chile is reported as discontinued operations from the first quarter of 2015. After the merger the combined company will be recognized as an associated company.

COMPREHENSIVE INCOME	Q1 2015	Q1 2014	2014
Revenue	755.8	627.1	2 649.3
Cost of materials	-527.1	-297.1	-1 447.0
Other expenses	-241.8	-154.0	-1 112.7
Earnings before financial items (EBIT)	-13.1	176.0	89.6
Financial items	-39.8	-3.1	-10.9
Earnings before tax	-52.9	173.0	78.8
Income taxes	35.1	-32.4	-45.7
Profit from discontinued operations, net of tax - Chilean operation	-17.8	140.6	33.0
Other discontinued operations	-1.3	28.9	204.8
Total profit from discontinued operations	-19.1	169.5	237.8

FINANCIAL POSITION			March 31, 2015
ASSETS
Intangible assets			2 131.9
Property, plant and equipment			1 361.5
Other non-current assets			0.2
Total non-current assets			3 493.6
Inventory			461.2
Biological assets			1 294.0
Other current assets			732.8
Total current assets			2 488.0
Total assets			5 981.6

LIABILITIES
Non-current liabilities			494.3
Trade payables			398.7
Other current liabilities			239.3
Current liabilities			638.0
Total liabilities			1 132.3

CASH FLOW	Q1 2015	Q1 2014	2014
Cash flow from operations	-133.0	77.7	536.3
Cash flow from investments	-74.1	-26.3	-776.8
Cash flow from financing	-37.6	-17.3	1 313.8
Net cash flow from discontinued operations	-244.7	34.2	1 073.2

Q1|2015

NOTES TO THE INTERIM FINANCIAL STATEMENTS

Note 11 SHARE CAPITAL

	No of shares	NOK million	Share capital	Other paid-in capital
Share Capital
Issued at the beginning of 2015	410 377 759		3 077.8	9 267.9
New shares issued during the period	39 707 893		297.8	3 344.8
Repayment of paid-in capital				(492.4)
Issued at the end of period	450 085 652		3 375.6	12 120.3

Treasury Shares				Cost
Treasury shares at the beginning of 2015	40 970			2.8
Treasury shares end of period	40 970			2.8

Note 12 SHAREHOLDERS

Overview of the major shareholders as of 3/31/2015 :

Name of shareholder	No. of shares	%
Geveran Trading Co Ltd	100 479 531	22.32%
Folketrygdfondet	36 878 865	8.19%
Clearstream Banking S.A.	21 387 381	4.75%
Citibank N.A.	12 631 112	2.81%
State Street Bank and Trust CO.	11 219 861	2.49%
Euroclear Bank S.A./N.V. (.'BA')	10 913 458	2.42%
State Street Bank and Trust CO.	10 170 341	2.26%
Geveran Trading Co Ltd	5 444 072	1.21%
JPMorgan Chase Bank, N.A	4 543 920	1.01%
Verdipapirfondet DNB Norge (IV)	4 066 585	0.90%
Nordea Bank Sverige AB	3 944 718	0.88%
BNP Paribas Sec. Services S.C.A.	3 915 985	0.87%
State Street Bank and Trust CO.	3 617 846	0.80%
J.P. Morgan Luxembourg S.A.	3 356 700	0.75%
Skandinaviska Enskilda Banken AB	3 271 830	0.73%
Jupiter European Fund	3 103 000	0.69%
DNB NOR Markets, Aksjehand/ analyse	3 034 176	0.67%
State Street Bank and Trust CO.	2 968 037	0.66%
Odin Norge	2 872 200	0.64%
KLP Aksje Norge Indeks VPF	2 764 929	0.61%
Total 20 largest shareholders	250 584 547	55.67%
Total other	199 501 105	44.33%
Total number of shares 31.03.15	450 085 652	100%

Geveran Trading Co Ltd, which is indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family, has TRS agreements relating to 3 million shares in Marine Harvest ASA. The expiration of the TRS agreements is May 5, 2015. The exercise price on the agreements is NOK 97.0728 per share.

Q1|2015

NOTES TO THE INTERIM FINANCIAL STATEMENTS

Note 13 SHARE PRICE DEVELOPMENT

Share price development at Oslo Stock Exchange (ticker MHG)